James R. Anderson

June 17, 2008

Dear fellow Genco Shareholder:

As I hope you are aware, last week I forwarded my proxy circular to Genco shareholders which outlined my plan to replace three of the seven current members of Genco’s Board: Robert Gardner, Gordon Blankstein and Brian Smith. My proxy circular and other pertinent information which should be of interest to you is posted at www.savegenco.com. I hope you will take the time to review this material and support me at the upcoming Genco shareholders’ meeting.

I want to respond to Gardner’s recent comments about my circular, but first let me describe the reasons why I launched this campaign:

1.	Together with my spouse, I own 5 million, or 12.2% of Genco’s outstanding common shares. We have held most of these shares for more than three years and have never sold any of them unlike Gardner, Blankstein and Smith. Five pages describing their more than 140 sales transactions over the last two and one-half years are attached to my proxy circular as Appendix A. As Genco’s largest shareholder, who owns more shares than Gardner, Blankstein and Smith combined, and as an individual who does not receive any executive compensation from Genco, my interests are aligned with yours, not theirs.

2.	Genco’s La Guitarra Mine continues to produce substantially below previously announced expectations. The Mine does not have a comprehensive mine plan. The Mine has not met previously announced production targets. Genco has not completed its long announced feasibility study. If Gardner and Blankstein have not been able to fulfill even the modest promise, repeated on numerous occasions, to upgrade La Guitarra to a 340 tonnes per day facility, despite the hiring of additional operating personnel and the running of additional shifts, how can they be expected to transition Genco to a mid-tier producer with 5,000 tonnes per day production?

3.	Gardner and Blankstein are receiving outrageous executive compensation. Consider the following:
  neither Gardner nor Blankstein describes their position at Genco as their principal occupation.
  Blankstein is not even an officer of Genco.
  Genco is paying Gardner and Blankstein $1.5 million for “consulting” over the last two years.
  this $1.5 million does not include stock options granted during that period for over 800,000 shares or a potential “merger” bonus of $1.04 million as of June 9, 2008.
  this $1.5 million, the 800,000 options and the $1.04 million potential “merger” bonus does not include significant and undisclosed additional payments and options granted to Blankstein’s brother, Robert Blankstein, another “consultant”.

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This compensation is unwarranted, outrageous and must be brought into line with industry practice.

4.	For two years, Gardner and Blankstein investigated and negotiated a material non-arm’s length share purchase transaction while Board members were kept in the dark. Once Board members were advised of the transaction and had voted to acquire the shares of Chief Consolidated Mining Co., they were then shown a document that Blankstein had signed which bound Genco to flip the Chief shares ONLY to Andover Ventures Inc., a company whose directors and significant shareholders included Gardner, Blankstein and Smith. It is telling that after the non-conflicted directors of Genco became involved, they negotiated improved terms for a transaction that ultimately, despite the improved terms, is of questionable benefit to Genco. Help me stop Genco’s money from being spent on other questionable related party transactions.

5.	Gardner and Blankstein do not have the operational expertise necessary to guide Genco to the next stage of its development and are responsible for Genco’s poor operational performance to date. My colleagues and proposed nominees, Charles Schroeder and Lyle Weismantel and I have the necessary operational expertise. Each of us has successfully operated profitable companies, two of us having built multiple resource sectors companies from the ground up. We will also work with the balance of Genco’s existing directors who bring diverse skills and experience to the Board.

6.	Under the leadership of Gardner, the Company’s governance practices have been consistently poor. Until recently, all committees of the Board were dominated by Gardner, Blankstein and Smith. Only upon my instigation were their compositions changed to reflect better governance practices. Genco has numerous other poor governance practices which I described in my proxy circular.

Response to Gardner’s Claims

Gardner recently released a letter to shareholders outlining his position relating to my campaign. In his letter, Gardner misses the point. This proxy contest is about achieving defined goals and meeting market expectations. In this regard Gardner and Blankstein have failed, as reflected in Genco’s poor financial and operating results, and this failure has been recognized by the market and resulted in the rapid decline of the Genco share price. His letter says nothing to counter the critical issues which I have described above.

In my view, his letter is full of hyperbole and intended to divert your attention from the key issues at hand. However, I find it is necessary to deal with some of his more spurious claims:

Gardner claim:	“…the Dissident’s [my] circular contains erroneous information and is grossly misleading” and “… [my circular] utilizes misleading charts and statistics…”

Facts:	I stand behind the information, charts and statistics contained in my circular. By way of example, I have five key charts entitled:
net income; retained earnings; loss per share; administrative expenses; and consulting and management fees paid to directors and officers.

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Please refer to www.savegenco.com for the charts. What the charts show is increasing losses and dramatically increased expenses, including consulting and management fees. All of the information in the charts is taken directly from Genco’s annual audited financial statements. Is Gardner suggesting that Genco’s financial statements are misleading?

Gardner claim:	Gardner notes that since 2003, the Company has increased its proven and probable mineral reserves and measured and indicated resources.

Facts:	Of course Genco has improved and increased reserves and resources in the last five years given the incredible rise in the price of silver which has enabled the already well known low grade deposits in the Temascaltepec Mining District to become viable and able to be included in reserves and resources through Genco’s announced drilling programs. Again, Gardner misses the point. Genco now needs to demonstrate that it has the ability to convert reserves and resources into production or else continue to be a low priced sitting duck waiting to be acquired by a mid tier or major producer.

Gardner claim:	“Genco’s achievements have been reflected in its share price.”

Facts:	I agree. In the last 12 months Genco’s share price has declined 53% while the price of silver has increased by 26%. This compares poorly with the TSX Global Mining Index as well as the group of comparables outlined in my circular.

A one-year time frame is the only appropriate measure because it is the only measure that encompasses Genco’s first disclosure of Gardner and Blankstein’s excessive compensation, the material related party transaction and the highly disappointing 2007 financial results. The poor performance is particularly troubling given that Genco announced a significant expansion to its reserve and resource base during this period.

Gardner claim:	“Greg Liller…has expressed to the Board that he intends to resign if the Dissident is successful.”

Facts:	This is not the first time Mr. Liller has threatened to resign. I am still prepared to work with Mr. Liller but he must be able to deliver a comprehensive mine plan and meet long-stated production goals. I believe it is the team, starting with the team at the Board level, then the team at the executive management level, then the team at the operational level that will deliver strong and consistent results which are ultimately reflected in increased shareholder value. What I am proposing, and is outlined in my proxy circular, is that the Board would focus on hiring independent mining engineers to review operations, completing necessary fundraising, completing the long overdue comprehensive mine plan and feasibility study, controlling and reducing executive compensation, improving overall governance and strictly enforcing adherence to Genco’s code of ethics. A Board should work with operating management to implement the Company’s goals in a timely way and effectively communicate this to the market.

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
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Gardner claim:	Gardner and Blankstein and Smith are better suited to serve on the Board because of their experience having served on the boards of other public companies.

Facts:	Shareholders are right to question the quality of Gardner and Blankstein’s public board experience given the extensive list of corporate governance failures that have occurred at Genco while under their stewardship. In my circular, I provide details on how Gardner and Blankstein impeded the efforts of Genco’s non-conflicted directors to carry out proper deliberations and negotiations with respect to the deal with Chief Consolidated Mining Co., which resulted in Genco spending nearly the last of its net cash on hand to benefit a company, Andover Ventures Inc., that Gardner, Blankstein and Smith are directors and significant shareholders of. My circular also describes a variety of other poor corporate governance practices that were rampant at Genco before I joined the Board, including Gardner, Blankstein and Smith having dominated every single Board committee.

Shareholders should also look more closely at the spectacular failures of some of the public companies that Gardner and Blankstein have been involved with. For example, Blankstein founded and was Chairman of the Board of GST Telecommunications Inc., a company that filed for bankruptcy in 2000. Gardner was legal counsel to Blankstein during this period. A lawsuit was brought against Blankstein alleging fraud and appropriation of corporate opportunities during his tenure as Chairman of the Board. The lawsuit was eventually settled out of court.

The real question to be asked is which slate of director nominees has had SUCCESSFUL business experience. In my circular, I describe the two resource based companies that I founded and have built into successful and profitable businesses. My colleague, Charles Schroeder has similar experience, having founded and built multiple companies in the resource sector. Lyle Weismantel brings a wealth of experience to the Board from the finance sector, which I believe will compliment the diverse skill set of the remaining individuals whom I have nominated as directors.

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
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Along with other existing members of the Board, we will draw upon qualified experts to assist us – mining consultants to assist in the preparation of a comprehensive mine plan; investment professionals and financial intermediaries to assist in financing and strong counsel to implement best governance practices. Gardner claims I am an oil and gas speculator. My companies do not speculate. The inference is laughable given Gardner, Blankstein and Smith’s consistent pattern of selling Genco shares since the beginning of 2006 as the company moves towards its transition to a producer as opposed to a junior speculative venture. Just as I built my Genco share position over time without selling, my companies are about building and operating a business while maintaining appropriate margins and profitability.

Does Gardner’s letter and recent actions raise additional concerns? Absolutely. He has retained Kingsdale Shareholder Services Inc. as a proxy solicitor without disclosing the cost to the Company. We as shareholders are entitled to know what and how much he is spending to protect his job. He has commandeered the Company website by ensuring that the first link relating to Genco Resources is a giant stop sign intended to convince shareholders to stop my nominees from being elected. Since I am disclaiming any pay other than the same modest stock options that Genco’s other independent directors receive, it is evident that my only goal is to increase shareholder value through better governance and meeting production goals.

I am a long-term shareholder of Genco and intend to remain one and work diligently with others to build this Company and shareholder value. Please provide me with your support on June 26, 2008 by forwarding your proxy in accordance with instructions outlined at www.savegenco.com. Thank you for your consideration.

Sincerely,
“James R. Anderson”
James R. Anderson

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.